SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

On July 13, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K, relating to the execution of a term sheet for the purchase of IRT Scanmaster Holdings, Inc., and which is hereby incorporated by reference herein. This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

The transaction described in the press release attached is subject to (i) completion of negotiation; (ii) the execution of definitive documentation; and (iii) the satisfaction of any conditions to effectiveness contained in any definitive documentation. Furthermore, risks associated with the transaction include (i) any difficulties encountered in the adaptation of EVS’ business to accommodate new industrial applications, which may affect the timing and quality of production; and (ii) conditions in the market for the sales of new applications, as a result of which the results of any acquisition may vary from those anticipated.

Exhibit 1

ELBIT VISION SYSTEMS LTD. TO ACQUIRE U.S.-BASED SCANMASTER IRT HOLDINGS INC.

EVS to Expand Into Field Of Ultrasonic Inspection

Yoqneam, Israel, July 13, 2004 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced that it has signed a term sheet to acquire ScanMaster IRT Holdings Inc., a Delaware corporation, as well as its fully-owned subsidiaries in Israel and the United States. ScanMaster IRT is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry, as well as applications for aircraft and jet engine inspection.

For fiscal 2003, ScanMaster had revenues of approximately $5.2 million and net income of approximately $100,000. ScanMaster expects aggregate revenues of approximately $8.5 million and $11 million in 2004 and 2005 respectively Consummation of this transaction is subject to completion of due diligence by EVS, execution of definitive documentation and other customary closing conditions. Upon completion of the transaction ScanMaster will become a fully owned subsidiary of EVS. The acquisition, expected to close on September 1, 2004, calls for a total cash consideration of $3 million in addition to $5.5 million of EVS’ common shares.

ScanMaster, established in 1986 by a group of researchers and engineers from the Tel Aviv University in Israel, manufactures nondestructive inspection systems utilizing ultrasonic (UT) technologies for a wide range of industrial applications. The Company has an installed base of more than 500 field-proven systems and instruments, including equipment for such inspection applications as: composite material-based aircraft and aerospace structural elements, aircraft engine turbine rings, automotive spot welds, train wheels and rails, as well as plates, bars, tubes and pipes manufactured from steel, aluminum and titanium alloys.

Commenting on the transaction, Mr. Menashe Shohat, CEO of ScanMaster: Through this transaction with EVS, ScanMaster’s products will benefit from increased distribution channels via the global marketing networks of the both companies. Our R&D team will work closely with EVS’ team to expand the market share for our next generation Non Destructive Testing (NDT) systems and instruments. The Company will continue to focus its R&D initiatives toward the development of advanced digital technologies to be combined with unique software-based operator interfaces and ‘smart’, high precision mechanics. I believe that the combined company will have the right combination of technology, sales, marketing and customer support necessary to become a leading provider of inspection solutions.

EVS’ President, Mr. Zami Aberman, said: “We are extremely pleased with this potential acquisition, as it represents another step forward in our strategic growth plan to expand our product portfolio and penetrate new markets. Scanmaster is well established in the field of ultrasonic inspection, serving a blue chip customer base which includes such global companies as General Electric, Pratt & Whitney, General Motors, Mercedes, Daimler Chrysler, BMW, Volkswagen, Volvo Aero. We are confident that we can leverage the synergies that exist in technology, sales, marketing and customer support to expand our global customer base and take advantage of the opportunities that exist in the markets we serve.”

“We believe the combined company will become a leading provider of high quality inspection systems. This acquisition will enable EVS to leverage its inspection expertise and apply it to the field of NDT applications, giving us the ability to offer a broader range of solutions to customers in the automotive, aircraft and metals industries.

Mr. Aberman concluded, “In addition, EVS’ recently established presence in the Far East, made possible through our acquisition of Yuravision, represents significant market opportunity for Sanmaster’s innovative products.”

About ScanMaster
ScanMaster Systems (IRT) Ltd, ( www.scanmaster-irt.com ) is a fully integrated company which develops, manufactures and markets products for ultrasonic non-destructive inspection. The product focus is PC-based, software intensive instrumentation and systems.

ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications, using ultrasonic techniques (‘UT’). ScanMaster’s products generally enjoy a high technological barrier to entry that translates into a limited number of potential competitors in each application niche.

Among UT equipment suppliers, ScanMaster offers the widest range of field-proven, turnkey systems for Non Destructive Testing applications.

About EVS
Elbit Vision Systems Ltd. designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial, web and microelectronics industries. Company product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: July 14, 2004